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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

VCA Antech, Inc.

(Name of Issuer)

Common Stock, $0.001 par value, per share

(Title of Class of Securities)

918194 10 1

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2003

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918194 10 1	Amendment No 2. to Schedule 13D	Page 2 of 12 Pages

1.	Name of Reporting Persons, I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 6,846,937 9. Sole Dispositive Power 0 10. Shared Dispositive Power 6,846,937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,846,937

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% beneficial ownership of the voting stock based on 40,640,159 shares of Common Stock outstanding on August 11, 2003

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 918194 10 1	Amendment No 2. to Schedule 13D	Page 3 of 12 Pages

1.	Name of Reporting Persons, I.R.S. Identification No. of Above Person (entities only): Green Equity Investors Side III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 6,846,937 9. Sole Dispositive Power 0 10. Shared Dispositive Power 6,846,937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,846,937

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% beneficial ownership of the voting stock based on 40,640,159 shares of Common Stock outstanding on August 11, 2003

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 918194 10 1	Amendment No. 2 to Schedule 13D	Page 4 of 12 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of above persons (entities only): GEI Capital III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 6,846,937 9. Sole Dispositive Power 0 10. Shared Dispositive Power 6,846,937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,846,937

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% beneficial ownership of the voting stock based on 40,640,159 shares of Common Stock outstanding on February 4, 2003

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 918194 10 1	Amendment No. 2 to Schedule 13D	Page 5 of 12 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of above persons (entities only): LGP Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 6,846,937 9. Sole Dispositive Power 0 10. Shared Dispositive Power 6,846,937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,846,937

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% beneficial ownership of the voting stock based on 40,640,159 shares of Common Stock outstanding on August 11, 2003

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 918194 10 1	Amendment No. 2 to Schedule 13D	Page 6 of 12 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of above persons (entities only): Leonard Green & Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group(See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 6,846,937 9. Sole Dispositive Power 0 10. Shared Dispositive Power 6,846,937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,846,937

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% beneficial ownership of the voting stock based on 40,640,159 shares of Common Stock outstanding on August 11, 2003

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 918194 10 1	Amendment No. 2 to Schedule 13D	Page 7 of 12 Pages

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (entities only): John G. Danhakl

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 6,846,937 9. Sole Dispositive Power 0 10. Shared Dispositive Power 6,846,937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,846,937

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% beneficial ownership of the voting stock based on 40,640,159 shares of Common Stock outstanding on August 11, 2003

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 918194 10 1	Amendment No. 2 to Schedule 13D	Page 8 of 12 Pages

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (entities only): Peter J. Nolan

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 6,846,937 9. Sole Dispositive Power 0 10. Shared Dispositive Power 6,846,937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,846,937

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% beneficial ownership of the voting stock based on 40,640,159 shares of Common Stock outstanding on August 11, 2003

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 918194 10 1	Amendment No. 2 to Schedule 13D	Page 9 of 12 Pages

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (entities only): John M. Baumer

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 6,846,937 9. Sole Dispositive Power 0 10. Shared Dispositive Power 6,846,937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,846,937

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% beneficial ownership of the voting stock based on 40,640,159 shares of Common Stock outstanding on August 11, 2003

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 918194 10 1	Amendment No. 2 to Schedule 13D	Page 10 of 12 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2003 as amended by Amendment No. 1 on February 25, 2003 (the “Schedule 13D”), which relates to the common stock, $0.001 par value per share (the “Common Stock”), of VCA Antech, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

This Amendment No. 2 is being filed by Green Equity Investors III, L.P., a Delaware limited partnership (“GEI III”), Green Equity Investors Side III, L.P., a Delaware limited partnership (“GEI Side III”), GEI Capital III, LLC, a Delaware limited liability company (“GEIC”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), John G. Danhakl, Peter J. Nolan and John M. Baumer (collectively, “Reporting Persons”) pursuant to their Joint Filing Agreement (incorporated herein by reference to Exhibit 4 to the Schedule 13D filed with the SEC on February 11, 2003).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information:

On October 28, 2003, GEI III disposed of 1,050,000 shares of Common Stock in a transaction in accordance with the provisions of Rule 144 under the Securities and Exchange Act of 1933, as amended (the “Rule 144 Transaction”). The Rule 144 Transaction closed on Monday, November 3, 2003. As part of the Rule 144 Transaction, GEI III disposed of the 1,050,000 shares of Common Stock in order to obtain liquidity.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI III and GEI Side III	0	6,846,937	6,846,937	16.9%
Other Reporting Persons	0	6,846,937	6,846,937	16.9%

(c)	Other than as reported in this Amendment No. 2, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment No. 2.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 918194 10 1	Amendment No. 2 to Schedule 13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated as of November 3, 2003

Green Equity Investors III, L.P. By: GEI Capital III, L.L.C., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side III, L.P. By: GEI Capital III, L.L.C., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Manager

GEI Capital III, L.L.C.

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Manager

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

/s/ JOHN G. DANHAKL John G. Danhakl

/s/ PETER J. NOLAN Peter J. Nolan

/s/ JOHN M. BAUMER John M. Baumer

CUSIP No. 918194 10 1	Amendment No. 2 to Schedule 13D	Page 12 of 12 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Stockholders Agreement, dated as of September 20, 2000 (incorporated by reference to Exhibit 4.1 to VCA Antech, Inc.’s Form S-1, as filed with the SEC on August 9, 2001).

2	Amendment No. 1 to Stockholders Agreement, dated as of November 27, 2001 (incorporated by reference to Exhibit 4.2 to VCA Antech, Inc.’s Amendment No. 2 to Form S-1, as filed with the SEC on October 31, 2001).

3	Amendment No. 2 to Stockholders Agreement, dated as of January 9, 2003 (incorporated by reference to Exhibit 4.3 to VCA Antech, Inc.’s Amendment No. 1 to Form S-3, as filed with the SEC on January 17, 2003).

4	Joint Filing Agreement, dated February 5, 2003 (incorporated herein by reference to Exhibit 4 to the Schedule 13D filed with the SEC on February 11, 2003).

5	Power of Attorney, dated February 5, 2003 (incorporated herein by reference to Exhibit 5 to the Schedule 13D filed with the SEC on February 11, 2003).